Dreyfus
New York Tax Exempt
Bond Fund, Inc.

ANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Fund Performance

7   Understanding Your Fund's Expenses

7   Comparing Your Fund's Expenses
       With Those of Other Funds

8   Statement of Investments

22   Statement of Assets and Liabilities

23   Statement of Operations

24   Statement of Changes in Net Assets

25   Financial Highlights

26   Notes to Financial Statements

33   Report of Independent Registered
       Public Accounting Firm

35   Important Tax Information

36   Information About the Review and Approval
       of the Fund's Management Agreement

41   Board Members Information

43   Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the 12-month period from June 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus New York Tax Exempt Bond Fund perform relative to its benchmark?

For the 12-month period ended May 31, 2006, the fund achieved a total return of 1.32%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 1.89% for the same period.[2]

Although municipal bond prices held up relatively well during most of the reporting period, and despite rising interest rates and other market factors, prices began to fall more steeply when inflation concerns intensified in the spring of 2006. The fund's return lagged its benchmark, primarily because the benchmark contains bonds from many states, not just New York, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on

bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

During the reporting period, the Federal Reserve Board (the "Fed") implemented eight more increases in the overnight federal funds rate, driving it to 5% by the reporting period's end. While longer-term bond yields also rose, they climbed less steeply than short-term rates, contributing to a further narrowing of yield differences between the short and long ends of the market. A more pronounced rise in long-term yields in the spring of 2006 occurred in response to mounting inflation concerns, but was not enough to erase the fund's positive absolute performance for the reporting period overall.

The fund's results also were influenced by supply-and-demand factors. Like most other states, New York enjoyed higher tax revenues in the growing economy, which helped reduce budget pressures. At the same time, investor demand remained robust. In addition, New York City received a credit-rating upgrade from a major bond rating agency during the reporting period. These factors helped support bond prices.

In this environment, we managed the fund's average duration — a measure of sensitivity to changing interest rates — in a way that was designed to buy into weakness and sell into strength. This enabled the fund to participate more fully in relative strength at various points along the market's maturity spectrum. However, relative returns were

constrained when we placed more emphasis on higher-quality bonds than the benchmark at a time when higher-yielding, lower-rated municipal securities produced higher returns.

As market volatility intensified in March 2006, we began to focus more intently on bonds with maturities in the 15- to 20-year range, and we modestly increased the fund's exposure to higher-yielding, lower-rated credits, including bonds backed by facilities at a major New York airport. As a result, the fund avoided the full brunt of renewed turbulence among longer-term securities.

What is the fund's current strategy?

Although additional rate hikes are probable, we believe that the Fed's credit tightening campaign may end soon should the U.S. economy begin to slow. Accordingly, we have maintained a neutral average duration given the recent market volatility. Further changes in the fund's investment posture are likely to be determined as the strength and direction of economic growth, inflation and interest rates become clearer.

June 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable. Return figure provided reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an undertaking which was terminated on April 30, 2006. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 5/31/06*

	1 Year	5 Years	10 Years
Fund	**1.32%**	**4.33%**	**5.25%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus New York Tax Exempt Bond Fund, Inc. on 5/31/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and its performance shown in the line graph above takes into account fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.72
Ending value (after expenses)	$1,016.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.73
Ending value (after expenses)	$1,021.24

† Expenses are equal to the fund's annualized expense ratio of .74%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2006

Long-Term Municipal Investments—99.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—96.8%				
Albany Industrial Development, LR (New York Assembly Building Project)	7.75	1/1/10	615,000	668,560
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,745,200
Battery Park City Authority, Revenue	5.25	11/1/19	12,000,000	12,894,240
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home)	6.00	2/1/28	1,500,000	1,544,505
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences)	6.00	5/1/39	5,750,000	5,848,095
Long Island Power Authority, Electric System General Revenue	5.38	5/1/33	8,000,000	8,398,880
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,444,200
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,402,720
Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC)	6.00	7/1/08	9,000,000 [a]	9,423,000
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	11,000,000	11,636,790
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,769,000
Monroe Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	558,590
Municipal Assistance Corporation for City of New York, Revenue	6.25	7/1/07	14,455,000 [a]	15,140,022
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	13,007,932
New York City	7.25	8/15/07	210,000	218,948

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	7.25	8/15/07	1,290,000	1,343,561
New York City	5.80	8/1/11	190,000	190,294
New York City	5.50	6/1/13	15,000 [a]	16,446
New York City	5.25	8/1/15	10,170,000	10,839,796
New York City	5.00	11/1/18	14,555,000	15,158,014
New York City	5.00	11/1/19	10,000,000	10,378,700
New York City	5.00	12/1/20	16,000,000	16,565,600
New York City	5.50	6/1/23	985,000	1,052,423
New York City	5.25	8/15/25	7,475,000	7,879,173
New York City	5.25	8/15/26	8,750,000	9,216,987
New York City (Insured; AMBAC)	5.75	2/1/07	3,505,000	3,554,876
New York City (Insured; AMBAC)	5.75	8/1/16	5,000,000	5,514,450
New York City (Insured; MBIA)	5.88	8/1/06	9,525,000 [a]	9,703,594
New York City (Insured; MBIA)	5.25	5/15/18	21,005,000	22,527,022
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,033,190
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	15,000,000	17,227,500
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue	5.50	6/15/10	12,890,000 [a]	13,877,632
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue (Insured; MBIA)	5.75	6/15/07	13,000,000 [a]	13,412,230
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue (Insured; MBIA)	5.63	6/15/19	9,340,000	9,448,157
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 [a]	5,360,700

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 a	1,079,330
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000 b	10,477,800
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 c	7,268,580
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 a	5,396,650
New York Convention Center Development Corp., Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/30	15,580,000	16,119,535
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 a	750,985
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	344,721
New York State	5.50	7/15/06	10,165,000 a	10,291,859
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 a	10,824,400
New York State Dormitory Authority, Revenue	7.29	5/15/11	19,900,000 d,e	21,673,786
New York State Dormitory Authority, Revenue (City University Systems) (Insured; AMBAC)	5.50	7/1/06	16,315,000 a	16,668,383
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,084,166
New York State Dormitory Authority, Revenue (City University Systems) (Insured; FSA)	5.50	7/1/09	10,000,000 a	10,628,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	17,642,469
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,426,167
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	10,849,893
New York State Dormitory Authority, Revenue (Memorial Sloan Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,447,270
New York State Dormitory Authority, Revenue (Menorah Campus) (Insured; FHA)	6.10	2/1/37	8,300,000	8,578,382
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	8/15/19	11,130,000	11,677,707
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,597,006
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,769,651
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	6.50	7/1/25	1,000,000	1,070,550
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,032,130
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	3,000,000	3,032,130
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/10	7,465,000	7,790,549

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/11	8,200,000	8,613,936
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	25,625,000	29,783,681
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,878,102
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	21,505,000	22,145,849
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	35,000,000	37,505,300
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	108,914
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,730,000	1,933,621
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,322,804
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	10,035,000	10,968,255
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,169,160
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	4,000,000	4,536,360

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	109,619
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	6.71	5/15/13	6,450,000 d,e	7,690,786
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,031,580
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 a	8,714,306
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 a	536,105
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	7,370,000 a	8,044,134
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; MBIA)	5.25	11/15/12	10,000,000	10,795,100
New York State Energy Research and Development Authority, PCR (Central Hudson Gas) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,483,750
New York State Environmental Facilities Corp., State Water and Drinking Revolving Funds (New York City Municipal Water Finance Authority Project)	5.25	6/15/20	13,745,000	14,734,640
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,166,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue (Insured; FHA)	6.13	2/15/07	1,630,000 [a]	1,653,064
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	160,000	164,755
New York State Mortgage Agency, Homeowner Mortgage Revenue	6.46	10/1/10	2,760,000 [d,e]	2,841,724
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	190,000	195,605
New York State Mortgage Agency, Homeowner Mortgage Revenue	6.76	10/1/12	4,810,000 [d,e]	4,951,655
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	8,605,000	8,808,078
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.85	10/1/28	6,150,000	6,325,091
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	9,660,000	9,816,589
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.88	4/1/30	850,000	873,350
New York State Municipal Bond Bank Agency, Special School Purpose Revenue	5.50	6/1/12	3,500,000	3,790,605
New York State Power Authority, Revenue (Insured; FGIC)	5.00	11/15/17	8,915,000	9,470,939
New York State Power Authority, Revenue (Insured; MBIA)	5.00	11/15/15	4,475,000	4,746,633
New York State Power Authority, Revenue and General Purpose	5.00	11/15/19	18,210,000	19,128,877
New York State Power Authority, Revenue and General Purpose	5.00	11/15/21	10,500,000	10,843,350
New York State Power Authority, Revenue and General Purpose (Insured; FGIC)	5.00	11/15/20	2,500,000	2,633,750
New York State Thruway Authority, General Revenue (Insured; AMBAC)	5.00	1/1/23	13,000,000	13,575,770
New York State Thruway Authority, General Revenue (Insured; AMBAC)	5.00	1/1/26	10,000,000	10,392,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	5.25	4/1/07	1,450,000 a	1,498,097
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/07	2,800,000 a	2,909,704
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/07	3,800,000 a	3,948,884
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	5.25	4/1/10	7,950,000	8,198,676
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/11	2,200,000	2,282,764
New York State Thruway Authority, Service Contract Revenue (Local Highway and Bridge)	6.00	4/1/12	2,395,000	2,485,100
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation) (Insured; FSA)	5.00	3/15/20	27,965,000	29,373,038
New York State Urban Development Corp., Corporate Purpose Senior Lien	5.50	7/1/16	10,000,000	10,213,700
New York State Urban Development Corp., State Facilities (Insured; MBIA)	5.70	4/1/20	20,000,000	22,489,800
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/22	8,520,000	8,945,063
New York State Urban Development Corp., State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,569,853
Niagara County Industrial Development Agency, SWDR	5.55	11/15/15	2,500,000	2,601,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/21	3,595,000	3,742,107
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/25	3,365,000	3,482,439
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/28	4,155,000	4,275,163
Niagara Falls Public Water Authority, Water and Sewer System Revenue (Insured; XLCA)	5.00	7/15/28	1,000,000	1,029,100
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project)	9.00	10/1/07	1,200,000	1,283,112
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,666,010
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	17,526,900
Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,411,357
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	11,300,000	11,606,569
Port Authority of New York and New Jersey (Consolidated Bonds, 142th Series)	5.00	7/15/25	13,600,000	14,174,192
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	6,000,000	6,739,200
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,336,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	35,160,000	38,051,207
Suffolk County Industrial Development Agency, Solid Waste Disposal Facilities Revenue (Ogden Martin Systems) (Insured; AMBAC)	5.75	10/1/06	25,000	25,177
Suffolk County Industrial Development Agency, Solid Waste Disposal Facilities Revenue (Ogden Martin Systems) (Insured; AMBAC)	7.68	10/1/06	9,850,000 [d,e]	9,919,787
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured)	5.50	6/1/18	10,000,000	10,710,600
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,205,380
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	18,635,000 [a]	20,268,358
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 [a]	8,235,675
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	11,065,000	11,874,847
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 [a]	11,945,931
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	15,500,000	16,155,340
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.75	7/15/12	19,910,000 [a]	22,025,836

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	15,788,382
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/28	1,800,000	1,657,026
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/38	1,000,000	913,020
U.S. Related—3.1%				
Puerto Rico Commonwealth, Public Improvement	6.00	7/1/07	5,000,000 a	5,200,250
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	500,000	533,120
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	6.73	7/1/10	9,600,000 d,e	10,235,856
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	3,000,000	3,434,640
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/22	4,750,000	4,984,935
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.37	7/1/38	2,000,000 d,e	2,030,650
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,332,350
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,096,840
Total Long-Term Municipal Investments (cost $1,219,860,758)				**1,232,872,348**

Short-Term Municipal Investments−2.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (LOC; Bank of America)	3.58	6/1/06	7,200,000 f	7,200,000
New York City (LOC; JPMorgan Chase Bank)	3.55	6/1/06	2,000,000 f	2,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.50	6/1/06	2,600,000 f	2,600,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (LOC; Bayerische Landesbank)	3.55	6/1/06	8,710,000 f	8,710,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (LOC; Dexia Credit Locale)	3.50	6/1/06	6,800,000 f	6,800,000
Total Short-Term Municipal Investments (cost $27,310,000)				**27,310,000**
Total Investments (cost $1,219,860,758)			**102.1%**	**1,260,182,348**
Liabilities, Less Cash and Receivables			**(2.1%)**	**(25,938,883)**
Net Assets			**100.0%**	**1,234,243,465**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed delivery basis.

c Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d Collateral for floating rate borrowings.

e Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $65,794,244 or 5.3% of net assets.

f Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	65.4
AA		Aa		AA	23.7
A		A		A	3.4
BBB		Baa		BBB	1.9
BB		Ba		BB	.5
B		B		B	1.4
F1		MIG1/P1		SP1/A1	1.5
Not Rated g		Not Rated g		Not Rated g	2.2
					100.0

† *Based on total investments.*

g *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,219,860,758	1,260,182,348
Interest receivable		17,694,726
Receivable for shares of Common Stock subscribed		61,940
Prepaid expenses		26,094
		1,277,965,108
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		687,380
Payable for floating rate notes issued		30,910,000
Cash overdraft due to Custodian		439,683
Payable for investment securities purchased		10,499,767
Payable for shares of Common Stock redeemed		911,334
Interest and related expenses payable		164,408
Accrued expenses		109,071
		43,721,643
Net Assets ($)		**1,234,243,465**
Composition of Net Assets ($):		
Paid-in capital		1,198,242,560
Accumulated net realized gain (loss) on investments		(4,320,685)
Accumulated net unrealized appreciation (depreciation) on investments		40,321,590
Net Assets ($)		**1,234,243,465**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		84,624,909
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**14.58**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2006

Investment Income ($):	
Interest Income	**60,336,372**
Expenses:	
Management fee—Note 3(a)	7,595,672
Shareholder servicing costs—Note 3(b)	1,236,890
Interest and related expenses	1,174,740
Custodian fees	86,028
Directors' fees and expenses—Note 3(c)	68,506
Professional fees	46,454
Prospectus and shareholders' reports	28,764
Registration fees	26,336
Loan commitment fees—Note 2	10,009
Miscellaneous	60,107
Total Expenses	**10,333,506**
Less—reduction in management fee due to undertaking—Note 3(a)	(872,575)
Less—reduction in custody fees due to due to earnings credits—Note 1(b)	(34,241)
Net Expenses	**9,426,690**
Investment Income—Net	**50,909,682**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	1,488,696
Net unrealized appreciation (depreciation) on investments	(35,275,969)
Net Realized and Unrealized Gain (Loss) on Investments	**(33,787,273)**
Net Increase in Net Assets Resulting from Operations	**17,122,409**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2006	2005
Operations ($):		
Investment income–net	50,909,682	53,562,358
Net realized gain (loss) on investments	1,488,696	9,725,561
Net unrealized appreciation (depreciation) on investments	(35,275,969)	24,621,228
Net Increase (Decrease) in Net Assets Resulting from Operations	**17,122,409**	**87,909,147**
Dividends to Shareholders from ($):		
Investment income–net	(50,882,166)	(54,156,163)
Net realized gain on investments	(3,363,409)	–
Total Dividends	**(54,245,575)**	**(54,156,163)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	76,626,306	57,473,240
Net assets received in connection with reorganization–Note 1	–	34,421,175
Dividends reinvested	38,797,655	38,254,068
Cost of shares redeemed	(143,343,060)	(161,046,175)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(27,919,099)**	**(30,897,692)**
Total Increase (Decrease) in Net Assets	**(65,042,265)**	**2,855,292**
Net Assets ($):		
Beginning of Period	1,299,285,730	1,296,430,438
End of Period	**1,234,243,465**	**1,299,285,730**
Capital Share Transactions (Shares):		
Shares sold	5,180,021	3,858,214
Shares issued in connection with reorganization–Note 1	–	2,311,697
Shares issued for dividends reinvested	2,627,587	2,568,933
Shares redeemed	(9,704,589)	(10,827,715)
Net Increase (Decrease) in Shares Outstanding	**(1,896,981)**	**(2,088,871)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	15.02	14.63	15.57	15.02	14.96
Investment Operations:					
Investment income—net[a]	.59	.61	.64	.69	.72
Net realized and unrealized gain (loss) on investments	(.40)	.40	(.88)	.71	.11
Total from Investment Operations	.19	1.01	(.24)	1.40	.83
Distributions:					
Dividends from investment income—net	(.59)	(.62)	(.63)	(.69)	(.73)
Dividends from net realized gain on investments	(.04)	–	(.07)	(.16)	(.04)
Total Distributions	(.63)	(.62)	(.70)	(.85)	(.77)
Net asset value, end of period	14.58	15.02	14.63	15.57	15.02
Total Return (%)	1.32	7.11	(1.57)	9.56	5.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[b]	.81	.80	.79	.84	.93
Ratio of net expenses to average net assets[b]	.74	.75	.79	.84	.93
Ratio of net investment income to average net assets	4.02	4.13	4.25	4.53	4.82
Portfolio Turnover Rate	46.18	40.69	24.22	29.28	19.47
Net Assets, end of period ($ x 1,000)	1,234,243	1,299,286	1,296,430	1,475,917	1,461,723

[a] Based on average shares outstanding at each month end.

[b] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

As of the close of business on March 3, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus New York Municipal Income, Inc. ("New York Municipal Income") were transferred to the fund. Shareholders of New York Municipal Income received shares of the fund, in an amount equal to the aggregate net asset value of their investment in New York Municipal Income at the time of the exchange. The net asset value of the fund's shares at the close of business on March 3, 2005, after the reorganization, was $14.89 per share, and a total of 2,311,697 shares representing net assets of $34,421,175 (including $2,298,588 accumulated net realized loss on investments and $1,251,942 net unrealized appreciation on investments) were issued to New York Municipal Income shareholders in the exchange. The exchange was a tax-free event to shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $170,614 and unrealized appreciation $37,907,915. In addition, the fund had $1,436,591 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

As a result of the fund's merger with New York Municipal Income, capital losses of $470,419 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. These acquired capital losses are expected to expire between fiscal 2011-2012.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2006 and May 31, 2005 were as follows: tax exempt income $50,882,166 and $54,156,163, and long-term capital gains $3,363,409 and $0, respectively.

During the period ended May 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $27,516, increased accumulated net realized gain (loss) on investments by $34,761 and decreased paid-in capital by $7,245. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the agreement. The

Manager has undertaken from June 1, 2005 through April 30, 2006, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses (exclusive of certain expenses as described above) do not exceed .65% of the value of the fund's average net assets. The reduction in management fee, pursuant to the undertakings, amounted to $872,575 during the period ended May 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $746,544 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $337,321 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $3,829 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $627,775, chief compliance officer fees $1,605 and transfer agency per account fees $58,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their

issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2006, redemption fees charged and retained by the fund amounted to $18.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2006, amounted to $573,205,711 and $600,894,910, respectively.

At May 31, 2006, the cost of investments for federal income tax purposes was $1,191,364,433; accordingly, accumulated net unrealized appreciation on investments was $37,907,915, consisting of $41,809,461 gross unrealized appreciation and $3,901,546 gross unrealized depreciation.

NOTE 5—Restatement

Subsequent to the issuance of the May 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.72%	.72%	.71%	.71%	.70%
As restated	.81%	.80%	.79%	.84%	.93%
Ratio of Net Expenses	2006	2005	2004	2003	2002
As previously reported	.65%	.67%	.71%	.71%	.70%
As restated	.74%	.75%	.79%	.84%	.93%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities, the statement of operations and the statement of changes in net assets were also restated as follows:

	2006 Original Reported	2006 As Restated
Portfolio of Investments ($):		
Total investments	1,229,272,348	1,260,182,348
Identified cost	1,190,586,268	1,219,860,758
Other assets and liabilities	4,971,117	(25,938,883)
Statement of Assets and Liabilities ($):		
Total investments in securities, at value	1,229,272,348	1,260,182,348
Identified cost	1,190,586,268	1,219,860,758
Total assets	1,246,890,700	1,277,965,108
Payable for floating rate notes issued	–	30,910,000
Total liabilities	12,647,235	43,721,643
Net unrealized appreciation on investments	38,686,080	40,321,590
Accumulated net realized loss on investments	(2,685,175)	(4,320,685)
Statement of Operations ($):		
Investment income–Interest	59,161,632	60,336,372
Expense–Interest	–	1,174,740
Total expenses	9,158,766	10,333,506
Net expenses	8,251,950	9,426,690

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus New York Tax Exempt Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Bond Fund, Inc., including the statement of investments, as of May 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Bond Fund, Inc. at May 31,

2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5, the statement of assets and liabilities, including the statement of investments, as of May 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
July 10, 2006
(except for Note 5 as to which
  the date is January 25, 2007)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2006:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are New York residents, New York State and New York City personal income taxes), and

— the fund hereby designates $.0394 per share as a long-term capital gain distribution paid on December 16, 2005.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

At a meeting of the fund's Board of Directors held on April 18, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group")

and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses, and yield and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended February 28, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were above the medians of the Expense Group and Expense Universe. The Board also noted that the fund's total expense ratio was in the first quintile of the Expense Group and Expense Universe (the first quintile reflecting the ranking group with the lowest total expense ratios). The Board noted that the fund's total expense ratio reflected the Manager's voluntary undertaking to limit the fund's annual total expense ratio to .65% through April 30, 2006. Representatives of the Manager advised the Board that the undertaking would expire on April 30th and that, absent the undertaking, the Fund's gross total expense ratio would still be lower than the Expense Group and Expense Universe median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2006, and placed significant emphasis on comparisons of yield and total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for the reported time periods up to 10 years, and that the fund's one-year yield performance for the past 10 annual time periods was variously above and below the Performance Group and Performance Universe medians. The Board further noted the

fund's improved one-year total return performance and that the fund outperformed its Performance Group and Performance Universe medians, ranking in the second quintile of each.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund.

The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

42

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 202 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 198 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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